Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

STATE OF NEW JERSEY
BOARD OF PUBLIC UTILITIES

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

JOINT PETITION OF SBC COMMUNICATIONS INC. AND

AT&T CORP., TOGETHER WITH ITS CERTIFICATED SUBSIDIARIES,
FOR APPROVAL OF MERGER(1)

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”), together with its certificated subsidiaries(2) (collectively, “Joint Petitioners”), hereby request Board approval, pursuant to N.J.S.A. 48:2-51.1, 48:3-10, and any other provisions of Title 48 or the Board’s regulations deemed applicable by the Board, of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.

2.                                       The merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Petitioners to continue providing existing services at just and reasonable rates, will augment the competitive telecommunications markets within New Jersey, and will not adversely

(1) An investor disclosure statement is attached to this Joint Petition as Exhibit A.

(2) As discussed in more detail below, AT&T has three certificated operating entities that provide service to customers in New Jersey, specifically, AT&T Communications of NJ, L.P., Teleport Communications New York, and TCG Delaware Valley, Inc.  A fourth AT&T subsidiary, American Telephone and Telegraph Company of New Jersey, holds a certificate of public convenience and necessity (“CPCN”) to provide telecommunications services in the State of New Jersey but for many years has had no customers in New Jersey and does not have tariffs to provide service.  On January 21, 2005, AT&T requested the cancellation of the CPCN of American Telephone and Telegraph Company of New Jersey.

affect this Board’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Board’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by joining together two telecommunications companies with complementary strengths and by capitalizing on the companies’ shared values of customer service, innovation, and reliability.

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

3.                                       SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC, through its operating subsidiaries, provides voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, available at http://www.sbc.com/gen/investor-relations?pid=5465.(3)

(3) SBC wholly owns several subsidiaries that are authorized to provide competitive interexchange and local exchange services in New Jersey but are not involved in the merger of SBC and AT&T.  The first, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc., is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide competitive facilities-based and resold local exchange, interexchange, and exchange access telecommunications services throughout the state of New Jersey pursuant to a Commission Order entered on September 14, 2004 (in Docket No. TE04070708).  The second subsidiary, SBC Telecom, is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  SBC Telecom is authorized to provide competitive facilities-based and resold local exchange and interexchange services throughout the state of New Jersey pursuant to a Commission Order entered on May 3, 2000 (in Docket No. TT00100816).  The third subsidiary, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of the Southern New England

B.                                    AT&T Corp. (“AT&T”)

4.                                       AT&T is a New York corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a substantial base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, available at http://www.att.com/ar/docs/annualreport_2003.pdf.

C.                                    AT&T’s New Jersey Certificated Subsidiaries

5.                                       AT&T Communications of NJ, L.P. (“AT&T-NJ”) is a limited partnership headquartered at One AT&T Way, Room 3A148, Bedminster, New Jersey 07921.  AT&T-NJ is an indirect wholly owned subsidiary of AT&T and is authorized to provide facilities-based and resold local exchange services pursuant to approval order granted by this Board on June 20, 1996, in In re: AT&T Communications of New Jersey, Inc., Docket No. TE95120653, 1996 WL 380784 (N.J.B.P.U. June 20, 1996).  AT&T-NJ also is authorized to provide interexchange services throughout New Jersey.

Telecommunications Corporation, which in turn is a wholly owned subsidiary of SBC.  SBC Long Distance East is authorized to provide switchless resold intrastate, interexchange services in New Jersey pursuant to a registration filed with Verizon New Jersey, f/k/a New Jersey Bell Telephone in December 1994.

On February 1, 2005, the Board approved a joint application of SBC Long Distance and SBC Telecom to consolidate the New Jersey operating authority of both entities into one entity named SBC Long Distance, LLC, in I/M/O the Petition of SBC Telecom, Inc. and SBC Long Distance, Inc. For Approval Under N.J.S.A. 48:2-51.1 And N.J.S.A. 48:3-10 Of Change In Ownership And Control, Docket No. TM0411407 (N.J.B.P.U. Feb. 1, 2005).

6.                                       Teleport Communications New York is a division of Teleport Communications Group, Inc., which in turn is a wholly-owned subsidiary of AT&T.  Teleport Communications New York is authorized to provide facilities-based and resold local exchange services pursuant to the approval order granted by this Board on June 20, 1996, in Docket No. TX95100501.  Teleport Communications New York is also authorized to provide intrastate, interLATA private line service pursuant to this Commission’s order of May 6, 1986, in Docket No. T8603271.

7.                                       TCG Delaware Valley, Inc. (formerly Eastern TeleLogic Corporation, Inc.) is a Delaware Corporation headquartered at One AT&T Way, Room 3A148, Bedminster, New Jersey 07921.  TCG Delaware Valley is an indirect wholly owned subsidiary of Teleport Communications Group, Inc., which is in turn a wholly owned subsidiary of AT&T.  TCG Delaware Valley is authorized to provide local exchange services pursuant to the approval order granted by this Board on June 19, 1996 in Docket No. TE96050392.(4)

D.                                    Designated Contacts

All communications and correspondence relating to this petition should be sent to:

SBC Contacts:

Murray E. Bevan

Richard A. Guiditta, Jr.

Jason P. Gratt

Courter, Kobert & Cohen, P.C.

1001 Route 517

Hackettstown, New Jersey  07840

(908) 852-2600

Colin S. Stretch

Scott K. Attaway

(4) In 2001, the Board approved a transaction involving the sale of accounts receivable that involved, among other entities, two AT&T subsidiaries that may have generated receivables from New Jersey operations.  Petition of AT&T Communications of NJ, L.P. for Approval of Transactions Relating to Sale of Accounts Receivable and for a Protective Order, Order of Modification, Docket No. TF01030185 (N.J.B.P.U. Sept. 27, 2001).  Those two entities are TCG New Jersey, Inc., a corporation that provided some intrastate services, and TCG New Jersey, a partnership primarily providing interstate services.  Should the Board determine that merger approval is required with respect to either of those two entities, they shall be considered part of the Joint Petitioners requesting approval in this Petition.

Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7900

with copies to:

Wayne Watts

Paul K. Mancini

Martin E. Grambow

James M. Robinson IV

SBC Communications Inc.

175 E. Houston St.

San Antonio, Texas  78205

(210) 351-3429

AT&T Contacts:

Vincent J. Sharkey, Jr.

James C. Meyer

Riker, Danzig, Scherer, Hyland, & Perretti, LLP

Headquarters Plaza

One Speedwell Ave

Morristown, NJ  07962

(973)-538-0800

Mark A. Keffer

AT&T Corp.

1120 20th Street, N.W., Suite 1000

Washington, D.C.  20036

(202)457-3839

Frederick C. Pappalardo

AT&T Corp.

340 Mt. Kemble Ave.

Morristown, NJ  07962

(973) 326-2895

Philip S. Shapiro

AT&T Corp.

15105 Wetherburn Drive

Centreville, VA  20120

with copies to:

William K. Mosca, Jr.

WolfBlock Brach Eichler

101 Eisenhower Parkway

Roseland, NJ  07068

(973) 364-5212

Zulima V. Farber, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ  07068

(973) 597-2352

II.                                     REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

8.                                       Petitioners respectfully submit this Petition, pursuant to N.J.S.A. 48:2-51.1 and 48:3-10, to obtain authorization and approval of SBC’s acquisition of AT&T as described herein.

A.                                    The Planned Merger

9.                                       On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit B.

10.                                 The Merger Agreement provides for AT&T to be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the purpose of consummating the transaction.  AT&T will be the surviving entity of the merger with the newly formed entity for all legal purposes.  It will retain the AT&T name and will be a wholly owned subsidiary of SBC.

11.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

12.                                 The merger will not impede the Board’s ability to regulate and effectively audit the intrastate operations of SBC Telecom, Inc., SBC Long Distance, AT&T-NJ, or any other entities certificated by this Board that are under the direct or indirect control of AT&T.  All of those entities will continue to hold the state certificates that they currently hold.(5) There will be no transfer of assets of those certificated entities in connection with the merger.

B.                                    Statutory Authority

13.                                 N.J.S.A. 48:2-13 provides the Board with jurisdiction over public utilities, defined to include “every copartnership, association, corporation . . . that now or hereafter may own, operate, manage or control within this State any . . . telephone or telegraph system, plant or equipment for public use, under privileges granted or hereafter to be granted by this State or by any political subdivision thereof.”  Under N.J.S.A. 48:2-51.1, “[n]o person shall acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation or organization, or through the purchase of shares, the election of a board of directors, the acquisition of proxies to vote for the election of directors, or through any other manner, without requesting and receiving the written approval of the Board of Public Utilities.”  Further, under N.J.S.A. 48:3-10, “[n]o public utility incorporated under the laws of this State shall sell, nor shall .. . . any share or shares of its capital stock or make or permit any transfer thereof to be made upon its books, to any corporation, domestic or foreign, or any person, the result of which sale or transfer in itself or in connection with other previous sales or transfers shall be to vest in such corporation or person a majority of the outstanding capital stock or such public utility corporation unless authorized to do so by the Board.”  The Board has relied upon these provisions to assert jurisdiction over transactions changing the ownership of holding

(5) As noted previously, there is pending before the Board a request to cancel the CPCN of a long-inactive subsidiary, American Telephone and Telegraph Company of New Jersey.

companies that indirectly own regulated New Jersey operating subsidiaries.  See Proposed Corporate Restructuring of Certain Affiliates of Tele-communications, Inc., Docket No. CM90121496 (N.J.B.P.U. Feb. 7, 1991).

14.                                 When considering a request to acquire control of a public utility, the Board considers the effect of the proposed acquisition on competition, the rates of ratepayers affected by the acquisition of control, the employees of the affected public utility, and the provision of safe and adequate utility service at just and reasonable rates.  N.J.S.A. 48:2-51.1.  The Board has held that the “no harm” standard should be applied to such petitions, such that petitions will be granted where the Board is satisfied that there would be no adverse impact on the provision of safe, adequate and proper service at just and reasonable rates and no adverse impact on the other criteria delineated in N.J.S.A. 48:2-51.1.  See, e.g., Petition of Atlantic City Electric Company, Conectiv Communications, Inc. and New RC, Inc. for Approval Under N.J.S.A. 48:2-51.1 and N.J.S.A. 48:3-10 of a Change in Ownership and Control, Docket No. EM01050308 (N.J.B.P.U. July 3, 2002).

III.                                 THE MERGER IS IN THE PUBLIC INTEREST

A.                                    The Proposed Merger Will Advance the Public Interest

15.                                 The Joint Petitioners respectfully submit that the merger of SBC and AT&T will advance the public interest.  The combination of SBC and AT&T responds to major technology, marketplace and regulatory changes promoting facilities-based competition in all communications services markets by joining two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next-generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers in all market segments – enterprise, small and medium-sized business, government and mass market.

16.                                 Indeed, the merger will create an organization that will enjoy enhanced financial health.  Recent years have proven difficult for the telecommunications industry, including AT&T, and reduced revenues are expected in the future.  The synergies created by this merger will strengthen the combined organization through increased efficiency and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure will benefit all of its subsidiaries as well.

17.                                 As such, the merger will create a viable and vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans, in New Jersey and elsewhere.

18.                                 The merger will also strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the

Department of Defense, and numerous states, including New Jersey.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

19.                                 The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in New Jersey should benefit from these anticipated merger synergies.

B.                                    Post-Merger Competition

20.           As set forth in subsections III. B through E of this Joint Petition, the merger satisfies the criteria under N.J.S.A. 48:2-51.1 relating to competition, services and rates, and utility employees.  According to the Board’s website, there are more than 120 local service providers currently authorized to provide service in New Jersey.  The FCC’s most recent Local Competition Report reveals that, as of June 30, 2004, competitors were serving more than 1.3 million switched access lines.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Table 8 (Dec. 2004).  As of that same date, there were 6 wireless carriers operating in

New Jersey providing service to more than 6.3 million subscribers, up from just under 2.3 million in 1999.  See id. at Table 13.

21.           The merger will do no harm to competition in the provision of services to businesses in New Jersey.  There already are numerous other providers that stand ready, willing, and able to provide services to business customers in New Jersey, including incumbent providers such as Verizon and Sprint, numerous CLECs such as XO Communications and Level 3, and intermodal competitors such as Cablevision and Comcast.  If the proposed transaction is consummated, the combined SBC/AT&T organization will only strengthen competition in the business sector.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.

22.                                 In the wake of the merger, robust competition for business customers is assured not only by the number of competitors, but also by the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete in those markets.

23.      The merger’s effect on competition is, by definition, limited by virtue of the fact that, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  When combined, these complementary product strengths will lead to more robust competition, with virtually no elimination of meaningful horizontal, head-to-head competition.

24.                                 The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.  At the same time, competition for mass-market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(6) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board.(7)

25.                                 SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the

(6) F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(7) S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

26.                                 In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 Report on High-Speed Internet Access, as of June 30, 2004, there were 16 providers of high-speed access lines operating in New Jersey providing a total of more than 1.2 million high-speed lines in the state.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  This number is up from just over 100,000 high-speed access lines in 1999.  See id. at Table 8.  Cable providers, such as Comcast and Cablevision, dominate the provision of high-speed lines in New Jersey, serving nearly 70 percent of the market.  See id. at Table 7.

27.                                 In light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing with the incumbent providers in that market, the merger will not harm consumers.  On the contrary, it will create a stronger company that will be positioned to compete in New Jersey with more efficiency, effectiveness, and responsiveness.

C.                                    Quality of Service and Rates

28.                                 Consistent with N.J.S.A. 48:2-51.1, the proposed merger of SBC and AT&T will not adversely affect New Jersey consumers.  Indeed, the proposed merger will be transparent and virtually seamless to New Jersey consumers.

29.                                 More specifically, the proposed merger will not adversely affect the availability and quality of the service currently offered by AT&T-NJ and other entities certificated by this Board that are under the direct or indirect control of AT&T.  All of those certificated entities will continue to exist in their current form upon consummation of the merger.  The merger will not affect the terms or conditions of service provided by any of those certificated entities to their current customers.  The introduction of SBC as the ultimate corporate parent will not adversely affect the provision of services by AT&T’s certificated New Jersey subsidiaries.  As detailed above and in SBC’s most recent annual report, which is available at http://www.sbc.com/gen/investor-relations?pid=5465, SBC possesses the requisite financial wherewithal, operational experience, and management prowess to effectively manage the New Jersey operations and services of these entities.

30.                More fundamentally, the merger will ultimately improve the quality and variety of communications services offered to the citizens of New Jersey.  The combined organization of SBC and AT&T will be able more rapidly to offer new technologies to their customers, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

D.                                    Managerial Outlook

31.                                 In the wake of the merger, the combined organization will have the managerial, technical, and financial ability to provide telecommunication services and other affiliated services in New Jersey.  The combined organization will be headed by Edward E. Whitacre, Jr., Chairman and CEO of SBC since 1990.  In addition, the president of the combined organization will be David W. Dorman, currently the Chairman and CEO of AT&T and an executive with decades of experience in the telecommunications industry.  Additional information on Mr. Whitacre and Mr. Dorman is available at http://www.sbc.com/gen/investor-relations?pid=5695 and http://www.att.com/ir/ap/exebios.html, respectively.

E.                                      Employment Outlook

32.                                 The end result of the merger of SBC and AT&T will be a stronger long-term job outlook for the combined organization.  The Joint Petitioners anticipate that, over time, the merger will enhance prospects for the combined company to yield more jobs in the long term than if the companies were to continue operations independently.

33.                                 Both the unions representing SBC and AT&T workers—the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”)—have expressed their support of the merger.  Morton Bahr, the President of the CWA, stated, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, January 31, 2005, attached hereto as Exhibit C.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit D.

34.                                 Due to the overall synergies from the transaction, the merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, a strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn will help to create more jobs in the economy at large.

F.                                      The Merger Will Have No Impact on the Board’s Authority to Regulate Rates and Service

35.                                 The approval of this merger will not impair, compromise, or in any material way alter the Board’s authority to regulate the AT&T and SBC subsidiaries currently operating in New Jersey pursuant to this Board’s certifications.  Upon completion of the merger, the Board will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

G.                                    Related Governmental Filings

36.                                 In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the United States Department of Justice, each of which will review the merger.  Joint Petitioners also expect the transaction to be reviewed by a number of state regulatory commissions, as well as by various international regulatory entities.

IV.                                CONCLUSION

37.                                 As required by Sections 48:2-51.1 and 48:3-10 of the New Jersey Statutes, this Petition is signed and verified on behalf of the Joint Petitioners.

38.                                 The Joint Petitioners seek to consummate the merger as expeditiously as possible consistent with the required statutory review.  The Joint Petitioners believe that the efficient conduct of this matter will benefit from the Board’s direct review and control over the substantive and procedural issues that may arise.  Accordingly, the Joint Petitioners request that the Board retain this matter for direct review and determination.

39.                                 Wherefore, for the foregoing reasons, the Joint Petitioners respectfully request that the Board approve this Joint Application; authorize the Joint Petitioners to engage in any transactions necessary or appropriate to effect the Agreement and Plan of Merger; and grant any other relief deemed necessary and appropriate.

Respectfully submitted,

COURTER, KOBERT & COHEN, P.C.
1001 Route 517
Hackettstown, New Jersey 07840
(908) 852-2600
Attorneys for SBC Communications Inc.

	By:	s/Murray E. Bevan
Murray E. Bevan

Dated: February 28, 2005

Counsel for SBC Communications Inc.

Murray E. Bevan

Richard A. Giuditta, Jr.

Jason P. Gratt

Courter, Kobert & Cohen, P.C.

1001 Route 517

Hackettstown, New Jersey  07840

(908) 852-2600

mbevan@ckclaw.com

rgiuditta@ckclaw.com

jgratt@ckclaw.com

Wayne Watts

Paul K. Mancini

Martin E. Grambow

James M. Robinson IV

SBC Communications Inc.

175 East Houston

San Antonio, Texas  78205-2233

(210) 351-3429

jr8475@sbc.com

Colin S. Stretch

Scott K. Attaway

Kellogg, Huber, Hansen, Todd,

Evans & Figel, PLLC

1615 M Street, N.W., Suite 400

Washington, D.C.  20036

(202) 326-7968

cstretch@khhte.com

Respectfully submitted,

RIKER, DANZIG, SCHERER, HYLAND
& PERRETTI, LLP
Headquarters Plaza One Speedwell Avenue Morristown, NJ 07962 Attorneys for AT&T Corp.

	By:	s/Vincent J. Sharkey, Jr.
Dated: February 28, 2005		Vincent J. Sharkey, Jr.

Counsel for AT&T Corp.

Vincent J. Sharkey, Jr.

James Meyers
Riker, Danzig, Scherer, Hyland & Perretti, LLP
Headquarters Plaza
One Speedwell Avenue
Morristown, NJ 07962
vsharkey@riker.com
jmeyers@riker.com

Mark A. Keffer
AT&T Corp.
1120 20th Street, N.W., Suite 1000
Washington, D.C.  20036
(202) 457-3839
mkeffer@att.com

Frederick C. Pappalardo
AT&T Corp.
340 Mt. Kemble Ave.
Morristown, NJ  07962
(973) 326-2895
fpappalardo@att.com

Philip S. Shapiro

AT&T Corp.
15105 Wetherburn Drive
Centreville, VA  20120
psshapiro@att.com

STATE OF NEW JERSEY
BOARD OF PUBLIC UTILITIES

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, Rick L. Moore, being duly sworn according to law, depose and say that I am Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

s/Rick L. Moore
Rick L. Moore Managing Director – Corporate Development SBC Communications Inc.

Sworn and subscribed before me this day of February, 2005

STATE OF NEW JERSEY
BOARD OF PUBLIC UTILITIES

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
AT&T CORP., TOGETHER WITH ITS	)
CERTIFICATED SUBSIDIARIES	)
)
for Approval of Merger	)
)

AFFIDAVIT

I, David P. Condit, being duly sworn according to law, depose and say that I am Vice President, Law and Government Affairs for AT&T Corp.; that I am authorized to and do make this affidavit for it and its certificated New Jersey subsidiaries; and that the facts set forth in the foregoing Joint Application are true and correct to the best of my knowledge, information, and belief.

s/David P. Condit
David P. Condit Vice President, Law and Government Affairs AT&T Corp.

Sworn and subscribed before me this day of February, 2005

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

Exhibit B
Agreement and Plan of Merger

Exhibit C
Statement of CWA President Morton Bahr, January 31, 2005

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

###

Exhibit D

Statement of IBEW President Edwin D. Hill, January 31, 2005

For Immediate Release January 31, 2005	Contact: Jim Spellane 202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

###